Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 MAR 18 AM 7:21

# Santos

82-34

03007816

SUPPL

Date: Mon 17 Mar 2003 09:00:02 PM EST

. To:
. :

From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject:
. :
. :
. :

Number of pages (incl. cover sheet): 2

PROCESSED
APR 10 2003
THOMSON FINANCIAL

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dlw 4/7

newsrelease

Santos

www.santos.com

18 March 2003

## Financial Review Speculation

In response to the article appearing in today's Australian Financial Review entitled 'Santos in line to buy PNG assets', Santos advises that, whilst it does not generally comment on press speculation, the Company has not made an offer, not made a bid and not negotiated with ChevronTexaco for their Papua New Guinea assets.

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Graeme Bethune**
**Santos Limited**
**(08) 8218 5157 / 0419 828 617**

**Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)**